MeetMe, Inc. 100 Union Square Drive New Hope, PA 18938

December 23, 2014

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Mail Stop 6010

Re:	MeetMe, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 25, 2014 File No. 001-33105

Dear Mr. Spirgel:

I am writing to confirm my telephone conversation with Joseph Kemp on December 23, 2014, during which I requested that MeetMe, Inc. be provided additional time to respond to your letter of December 22, 2014 to Mr. Geoffrey Cook regarding the above-referenced filing. In this regard, MeetMe, Inc. will provide a response by January 22, 2015. We appreciate the staff’s courtesy in this matter.

Sincerely,

/s/ Frederic Beckley

Frederic Beckley

General Counsel & EVP, Business Affairs